Exhibit 1

POWER OF ATTORNEY

Know all men by these presents that Valcon Acquisition Holding (Luxembourg) S.a.r.l., does hereby make, constitute and appoint each of Harris Black, James W. Cuminale, Brian West, William Bradley, Lynn Johnson, Tiffany Beverley and Jeffrey Charlton, or any one of them or any other person acting at the direction of either one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned to execute and deliver such forms as may be required to be filed from time to time with the Securities and Exchange Commission with respect to Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”), including without limitation, Schedule 13D, Schedule 13G and amendments thereto.

Valcon Acquisition Holding (Luxembourg) S.a.r.l.

By:	/s/ Dr. Wolfgang Zettel
Dr. Wolfgang Zettel
Manager A

By:	/s/ Patrick Healy
Patrick Healy
Manager B

Date: February 13, 2012